                                                                  EXHIBIT 12-B

                         DELMARVA POWER & LIGHT COMPANY

           RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
                             (DOLLARS IN THOUSANDS)


                                    1995       1994       1993       1992       1991
                                  --------   --------   --------   --------   --------

Net income (1)                    $117,488   $108,310   $111,076    $98,526    $80,506
                                  --------   --------   --------   --------   --------
Income taxes (1)                    75,540     67,613     67,102     54,834     43,249
                                  --------   --------   --------   --------   --------

Fixed charges:
 Interest on long-term debt
  including amortization of
  discount, premium and
  expense                           65,572     61,128     62,651     66,976     68,133
 Other interest                     10,353      9,336      9,245      8,449     10,192
                                  --------   --------   --------   --------   --------
   Total fixed charges              75,925     70,464     71,896     75,425     78,325
                                  --------   --------   --------   --------   --------
Nonutility capitalized interest       (304)      (256)      (246)      (231)      (143)
                                  --------   --------   --------   --------   --------
Earnings before income taxes
 and fixed charges                $268,649   $246,131   $249,828   $228,554   $201,937
                                  ========   ========   ========   ========   ========
Fixed charges                      $75,925    $70,464    $71,896    $75,425    $78,325
Preferred dividend requirements     16,185     15,948     14,803     15,785     11,672
                                  --------   --------   --------   --------   --------
                                   $92,110    $86,412    $86,699    $91,210    $89,997
                                  ========   ========   ========   ========   ========
Ratio of earnings to fixed charges
 and preferred dividends              2.92       2.85       2.88       2.51       2.24


For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, plus the interest factor associated with the Company's major leases, and one-third of the remaining annual rentals. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.

(1) Net income and income taxes related to the cumulative effect of a change in accounting for unbilled revenues recorded in 1991 are excluded from the computation of this ratio.